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                             September 27, 2021

       Marc Balkin
       Chief Executive Officer
       Newcourt Acquisition Corp
       2201 Broadway Suite 705
       Oakland, CA 94612

                                                        Re: Newcourt
Acquisition Corp
                                                            Amendment Nos. 4
and 5 to Registration Statement on Form S-1
                                                            Filed September 14,
2021
                                                            Filed September 20,
2021
                                                            File No. 333-254328

       Dear Mr. Balkin:

             We have reviewed your amended registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form S-1

       General

   1. We note the disclosure on pages 19-20 regarding the expressions of interest to purchase up to 7.5% of the units
to be sold in this offering. We also note that they may purchase more than this amount.
If there is a maximum amount that may be purchased, please
                                                        clearly disclose. If
not, clearly disclose and disclose the impact such purchases may have upon liquidity.
 Marc Balkin
Newcourt Acquisition Corp
September 27, 2021
Page 2
Amendment No. 5 to Registration Statement on Form S-1

Exhibits
Exhibit 5.1, page 1

2. Please have counsel revise the legality opinion to reconcile the number of units being registered and the fractional warrant that is included in the unit with the most recently amended registration statement.
       You may contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                              Sincerely,
FirstName LastNameMarc Balkin
                                                              Division of
Corporation Finance
Comapany NameNewcourt Acquisition Corp
                                                              Office of Real
Estate & Construction
September 27, 2021 Page 2
cc:       Ari Edelman
FirstName LastName